(formerly Crocodile Gold Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2015 and 2014

(Stated in United States Dollars)

March 3, 2016

Independent Auditor’s Report

To the Shareholders of Newmarket Gold Inc.

We have audited the accompanying consolidated financial statements of Newmarket Gold Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows, for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Newmarket Gold Inc. as at December 31, 2015 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

1

Other matter
The consolidated financial statements as at December 31, 2014 and for the year then ended were audited by other auditors who expressed an opinion without reservation in their report dated March 11, 2015.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

2

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the years ended December 31
(Stated in thousands of United States Dollars, except per share amounts)

	Notes	2015	2014

Revenue	6	$257,988	$282,739

Cost of operations
Operating expenses		(154,613)	(201,841)
Royalty expense		(2,924)	(193)
Depletion and depreciation		(39,875)	(39,424)
Total cost of operations	6	(197,412)	(241,458)

Mine operating income		60,576	41,281
Expenses
Impairment charge (recovery)	15 & 16	(26,499)	8,359
Exploration and evaluation		(12,009)	(2,538)
Care and maintenance	21	1,949	(1,887)
General and administrative		(5,360)	(4,710)
Share-based compensation	18	(1,680)	(368)
Transaction costs	2	(16,990)	-
Other losses	7	(3,419)	(10,166)
Total expenses		(64,008)	(11,310)

(Loss) income before finance items and income taxes		(3,432)	29,971
Finance income		969	1,029
Finance costs	8	(4,173)	(7,968)

(Loss) income before tax		(6,636)	23,032
Deferred tax recovery (expense)	9	3,848	(3,080)
Net (loss) income		$(2,788)	$19,952

Other comprehensive (loss) income
Items that may be reclassified subsequently to profit and loss:
Unrealized loss on available for sale securities		(75)	(818)
Exchange differences on translating foreign operations		(14,086)	(10,954)
Reclassification adjustment for impairment loss included in net (loss) income	17	1,700	-

Comprehensive (loss) income		$(15,249)	$8,180

(Loss) income per share - basic and diluted		$(0.02)	$0.17

Weighted average number of shares outstanding
- basic (number)		125,832,873	114,154,475
- diluted (number)		125,832,873	115,892,259

The accompanying notes are an integral part of the consolidated financial statements.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Consolidated Statements of Financial Position
(Stated in thousands of United States Dollars)

As at:	Notes	December 31, 2015	December 31, 2014

ASSETS
Current assets
Cash		$36,515	$33,775
Gold bullion (market value - $Nil; December 31, 2014 - $3,317)	10	-	2,442
Restricted cash	11	66	134
Receivables	12	1,936	2,309
Inventories	13	21,107	20,518
Prepaid expenses and other current assets		3,119	3,573
Total current assets		62,743	62,751
Non-current assets
Restricted cash	11	17,723	19,875
Financial deposits	14	-	2,285
Mine properties	15	77,180	109,399
Property, plant and equipment	16	42,432	48,396
Investments	17	4,544	5,632
Deferred tax assets	9	10,938	7,792
Total assets		$215,560	$256,130
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	19	$27,164	$30,581
Current portion of long-term debt	20	2,894	3,887
Provisions	21	10,404	6,951
Contingent payments	22	-	8,733
Total current liabilities		40,462	50,152

Non-current liabilities
Long-term debt	20	21,200	25,205
Provisions	21	28,219	35,555
Contingent payments	22	-	21,437
Total liabilities		89,881	132,349
SHAREHOLDERS' EQUITY
Issued capital	18	326,851	311,694
Warrants reserves	18	10,919	10,608
Equity reserves	18	23,523	21,844
Accumulated other comprehensive loss		(45,502)	(33,041)
Accumulated deficit		(190,112)	(187,324)
Total shareholders' equity		125,679	123,781
Total liabilities and shareholders' equity		$215,560	$256,130

Commitments and contingencies (Note 27)

APPROVED ON BEHALF OF THE BOARD ON MARCH 3, 2016:

Signed	“Edward Farrauto”	, DIRECTOR	Signed	“Douglas B. Forster	, DIRECTOR

The accompanying notes are an integral part of the consolidated financial statements.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Consolidated Statements of Cash Flows
For the year ended December 31
(Stated in thousands of United States Dollars)

	Notes	2015	2014
Cash provided by operations:
Net (loss) income		$(2,788)	$19,952
Items not involving cash:
Share-based compensation		1,680	368
Depletion and depreciation		39,875	39,424
Unwinding discount on rehabilitation provision		687	1,139
Care and maintenance	21	(2,331)	394
Transaction costs	2	13,397	-
Loss on disposal of property, plant and equipment		758	291
Impairment charge (recovery)	15 & 16	26,499	(8,359)
Accretion of long-term debt		3,221	6,462
Write-down of exploration properties		120	-
Unrealized currency translation		(45)	-
Loss (gain) on revaluation of investments	17	2,452	(382)
Write-down of financial deposits	14	-	989
Loss on change in contingent liability	22	-	9,660
Deferred tax expense		(3,848)	3,080
Working capital adjustments	24	(3,180)	1,139
Net cash provided by operating activities		76,497	74,157
Investing activities
Expenditure on mine development	15	(42,935)	(59,437)
Expenditure on property, plant and equipment	16	(12,347)	(7,305)
Cash and restricted cash received on acquisition	2	19,512	-
Proceeds on dispositions of assets		79	614
Termination of contingent liability	22	(16,744)	-
Payment of contingent liability	22	-	(2,464)
Payment for investment	17	(604)	(5,361)
Receipt of financial deposits	14	2,192	-
Decrease in restricted cash		53	2,957
Net cash used in investing activities		(50,794)	(70,996)

Financing activities
Repayment of convertible debentures		(2,194)	(2,488)
Proceeds from the issue of shares/units	18	-	16,164
Cost of issue	18	-	(669)
Repayment of credit facility		-	(4,962)
Share repurchase	2	(15,774)	-
Exercise of share options	18	642	18
Exercise of warrants	18	19	-
Loan proceeds		-	4,394
Repayment of capital lease obligations		(1,252)	(3,539)
Repayment of other borrowings		(313)	(3,513)
Net cash (used in) provided by financing activities		(18,872)	5,405

Effect of exchange rate changes on cash		(4,091)	(2,382)
Change in cash		2,740	6,184
Cash, beginning of year		33,775	27,591
Cash, end of year		$36,515	$33,775

Supplementary cash flow information – Note 24

The accompanying notes are an integral part of the consolidated financial statements.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Consolidated Statements of Changes in Equity
(Stated in thousands of United States Dollars, except share information)

	Number of		Common shares			Accumulated other
	Shares	Issued capital	to be issued	Warrants Reserve	Equity reserves	comprehensive loss	Accumulated deficit	Total

Balance at December 31, 2013	99,806,563	$297,407	$-	$9,366	$21,493	$(21,269)	$(207,276)	$99,721
Issuance of units, net of issue costs	17,003,077	14,252	-	1,242	-	-	-	15,494
Exercise of share options	50,655	26	-	-	(8)	-	-	18
Share based payments	-	-	9	-	359	-	-	368
Other comprehensive loss	-	-	-	-	-	(11,772)	-	(11,772)
Net income	-	-	-	-	-	-	19,952	19,952
Balance at December 31, 2014	116,860,295	$311,685	$9	$10,608	$21,844	$(33,041)	$(187,324)	$123,781

Exercise of share options	1,848,140	944	-	-	(302)	-	-	642
Exercise of share warrants	19,840	25	-	(6)	-	-	-	19
Issuance on acquisition of Newmarket	30,318,075	29,890	-	-	-	-	-	29,890
Share repurchase	(13,275,676)	(15,774)	-	-	-	-	-	(15,774)
Share options assumed on amalgamation	-	-	-	-	276	-	-	276
Share warrants assumed on amalgamation	-	-	-	407	-	-	-	407
Expiry of warrants	-	-	-	(90)	90	-	-	-
Share based payments	166,087	74	(9)	-	1,615	-	-	1,680
Conversion of convertible debentures	8,842	7	-	-	-	-	-	7
Other comprehensive loss	-	-	-	-	-	(12,461)	-	(12,461)
Net loss	-	-	-	-	-	-	(2,788)	(2,788)
Balance at December 31, 2015	135,945,603	$326,851	$-	$10,919	$23,523	$(45,502)	$(190,112)	$125,679

The accompanying notes are an integral part of the consolidated financial statements.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Newmarket Gold Inc. (formerly Crocodile Gold Corp.) (individually, or collectively with its subsidiaries, as applicable, “Newmarket Gold”, “Crocodile Gold” or the "Company") is a gold mining and exploration company with three producing mines in Australia: the Fosterville Gold Mine and the Stawell Gold Mine in the State of Victoria and the Cosmo Gold Mine in the Northern Territory. The Company also has a portfolio of development opportunities on its significant land package, including the Big Hill Project at Stawell and various proj ects in the Northern Territories. The Company also owns title to a mining lease located in north-central Newfoundland, Canada.

Newmarket Gold is incorporated in Canada under the legislation of the Province of Ontario. Newmarket Gold’s common shares (NMI.TO), certain share purchase warrants (NMI.WT), and convertible unsecured debentures (NMI.DB) are listed on the Toronto Stock Exchange (“TSX”). The Company’s common shares are also listed on the OTCQX Market (under the ticker symbol NMKTF). The Company’s head office is 200 Burrard Street, Suite 1680, Vancouver, British Columbia, Canada V6C 3L6 and registered address is 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2.

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied in these consolidated financial statements are presented in Note 3 and have been applied consistently to all years unless otherwise noted.

The preparation of these consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

These consolidated financial statements were approved by the Company’s Board of Directors on March 3, 2016.

Principles of Consolidation

Subsidiaries are entities over which the Company has control, where control exists if the following conditions are present: power over the investee; the Company is exposed, or has rights, to variable returns from its involvement with the investee; and the Company has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases.

The consolidated financial statements comprise the financial statements of Newmarket Gold Inc. and the following subsidiaries:

		Percentage of
	Country of	equity interest as at
	incorporation	December 31, 2015
Crocodile Gold Inc.	Canada	100%
0982583 B.C. Ltd. **	Canada	100%
0982576 B.C. Ltd. **	Canada	100%
Newmarket America Holdings Inc. **	U.S.A.	100%
Newmarket Gold NT Holdings Pty Ltd. (formerly Crocodile Gold Australia Pty Ltd)	Australia	100%
NT Mining Operations Pty Ltd. (formerly Crocodile Gold Australia Operations Pty Ltd)	Australia	100%
Newmarket Gold Victorian Holdings Pty Ltd. (formerly Northgate Australian Ventures Corporation Pty Ltd.)	Australia	100%
Down Under Finance Corporation Pty Ltd	Australia	100%
Fosterville Gold Mine Pty Ltd	Australia	100%
Stawell Gold Mines Pty Ltd	Australia	100%
Leviathan Resources Pty Ltd	Australia	100%

** Denotes inactive subsidiaries without any assets or liabilities.

All material inter-company transactions and balances are eliminated on consolidation.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

2.	ARRANGEMENT BETWEEN NEWMARKET GOLD INC. AND CROCODILE GOLD CORP.

On July 10, 2015, Crocodile Gold Corp. completed a Plan of Arrangement (“the Arrangement”) with Newmarket Gold Inc. (“Newmarket”) resulting in an amalgamation of the two companies. Pursuant to the Arrangement and effective upon closing, the amalgamated company continued under the name Newmarket Gold Inc. Under the terms of the Arrangement, each Newmarket shareholder received 0.2 Newmarket Gold common shares for each Newmarket common share. Each Crocodile Gold shareholder had the option to elect to receive consideration per Crocodile Gold common share of (i) 0.2456 Newmarket Gold common shares, or (ii) C$0.37 in cash, subject to a maximum aggregate cash consideration of C$20 million.

The cash consideration was funded from a private placement of 20,000,000 common share subscription receipts for gross proceeds of C$25 million completed by Newmarket as a condition to the Arrangement. The remaining proceeds were available for working capital purposes. As part of the financing, 992,000 broker warrants were issued entitling the holder to acquire one Newmarket Gold common share at an exercise price of C$1.25 with an expiration date of January 10, 2017.

Upon closing of the Arrangement, Newmarket Gold had 134,220,992 common shares issued and outstanding, with the breakdown as shown in the table below (on an undiluted basis). Crocodile Gold’s former majority shareholder Luxor Capital Group LP (“Luxor”), at the time of completion of the Arrangement, controlled approximately 39% of Newmarket Gold on an issued and outstanding basis. As per the terms of the lock-up agreement entered into by Luxor, Luxor agreed not to dispose of more than 20% of the securities of Newmarket Gold it owns for a period of 12 months from the completion of the Arrangement, expiring on July 10, 2016.

	Crocodile Gold	Newmarket	Newmarket Gold
	Shareholders	Shareholders	Shareholders
Common shares outstanding as at July 10, 2015	477,111,983	51,590,374
Crocodile Gold shares tendered for cash	(54,054,054)		-
Net common shares for conversion	423,057,929	51,590,374
Exchange ratio	0.2456	0.2000
Newmarket Gold common shares	103,902,917	10,318,075	114,220,992
Subscription receipt financing	-	20,000,000	20,000,000
Newmarket Gold common shares upon closing	103,902,917	30,318,075	134,220,992

Upon closing of the Arrangement, the Crocodile Gold share purchase warrants, options, and phantom share units became exercisable for 0.2456 Newmarket Gold common shares, reflecting the number of Newmarket Gold common shares a holder would have received if they were the holder of that number of Crocodile Gold common shares at the time of the Arrangement.

In addition, the Company assumed the outstanding stock options and warrants of Newmarket, which are exercisable for 0.2 Newmarket Gold common shares. On July 10, 2015, Newmarket had 2,900,000 stock options outstanding that are exercisable for 580,000 Newmarket Gold common shares at a weighted average exercise price of C$1.25 and 23,333,334 warrants that are exercisable for 4,666,666 Newmarket Gold common shares at a price of C$1.50. The total fair value of these options and warrants assumed was $683. These warrants expired unexercised on October 4, 2015.

Following the closing of the Arrangement, the Company’s convertible unsecured debentures (“Debentures”) (Note 20) are convertible into Newmarket Gold common shares with each one thousand Canadian dollar principal being convertible into approximately 982.4 Newmarket Gold common shares, being 4,000 Crocodile Gold common shares multiplied by the exchange ratio of 0.2456. Each Debenture is convertible, at the holder’s option, into Newmarket Gold common shares at any time prior to maturity at a conversion price of C$1.02 (equivalent to a pre-Arrangement conversion price of C$0.25) . Subsequent to year end the Company provided notice to the holders of the Debentures that it intends to redeem all outstanding Debentures in accordance with the terms of the agreement (Note 28).

All issued and outstanding shares and other equity instruments presented in these consolidated financial statements are shown with the share ratios applied to reflect the completion of the Arrangement.

For accounting purposes, the Arrangement constitutes an asset acquisition by Crocodile Gold, as Newmarket did not meet the definition of a business as defined in IFRS 3 Business Combinations. Consequently, effective as at the date of closing, Newmarket’s net assets were consolidated based on their allocated cost. The value assigned to the identified assets and liabilities are presented below.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

2.	ARRANGEMENT WITH NEWMARKET GOLD INC. – continued

Purchase price
Common shares issued	$29,890
Legal, regulatory, due diligence costs and other cash costs	3,593
Options and warrants assumed on Arrangement	683
$34,166

Net assets acquired and allocation
Assets
Cash	$3,738
Restricted cash	15,774
Receivables and prepaid expenses	240
Mine properties	566

Liabilities
Accounts payable and accrued liabilities	(3,142)
Net assets	17,176
Transaction cost expense	16,990
$34,166

Transaction costs of $16,990 (of which $13,397 were non-cash costs) associated with the acquisition were expensed in the consolidated statement of operations for the year ended December 31, 2015.

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Presentation currency

The Company’s presentation currency is the U.S. dollar (“$”). The functional currency of Newmarket Gold Inc. and its subsidiary Crocodile Gold Inc. is the Canadian dollar (“C$”). The functional currency of the Company’s Australian subsidiaries is the Australian dollar (“A$”). These consolidated financial statements have been translated to the U.S. dollar in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. These guidelines require that assets and liabilities be translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period). All resulting exchange differences on translation to the presentation currency are included in accumulated other comprehensive (loss) income in the consolidated statement of changes in equity.

b)	Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Transactions denominated in foreign currencies for non-monetary items that are not carried at fair value are translated at historical rates, while non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES – continued

b)	Foreign currency translation – continued

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation), all of the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss. In the case of a partial disposal (i.e. no loss of control) of a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

c)	Revenue recognition

Revenue from the sale of metals is recognized when all of the following conditions are satisfied:

•	the significant risks and rewards of ownership have been transferred to the purchaser;
•	the amount of revenue can be measured reliably (i.e. selling prices are known or can be reasonably estimated);
•	it is probable that the economic benefits associated with the transaction will flow to the Company; and
•	the costs incurred or to be incurred in respect of the sale can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable.

d)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the period during which the employee becomes unconditionally entitled to the equity instruments, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

e)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits, if any, with an original maturity of three months or less, or which are on demand.

f)	Gold bullion and inventories

Gold bullion, unshipped gold doré, gold in circuit, and ore stockpiles are physically measured or estimated and valued at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product. Cost is determined by the weighted average method and comprises raw materials, direct labour, and mine-site overhead expenses, including depreciation, incurred in producing finished goods.

Gold in circuit and ore stockpiles represent inventories that are currently in the process of being converted to saleable product. Assumptions include estimates of metal contained and recoverable and the precious metal price expected to be realized. If the cost of inventories is not recoverable due to a decline in selling prices or the costs of completion or sale having increased, the Company could be required to write down the recorded value of its inventories. Materials and supplies are valued at the lower of cost or net realizable value. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

g)	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax
The tax currently payable is based on taxable profit for the year, using tax rates enacted or substantively enacted at the reporting date. Taxable profit differs from profit as reported in the consolidated statement of operations because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted by the end of the reporting period.

Deferred tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all t axable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

h)	Exploration and evaluation assets

The acquisition of exploration and evaluation assets is accounted for at initial cost. Exploration and evaluation acquisition costs include the cash consideration and the fair market value of shares issued for exploration and evaluation assets pursuant to the terms of the relevant agreements.

Other exploration and evaluation costs incurred prior to determination of the feasibility of exploration and evaluation assets are expensed as incurred. Upon the determination of the feasibility of mining operations and approval of development by the Company, any capitalized acquisition costs are transferred to properties under development.

The recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES – continued

i)	Deferred mine development assets

Ongoing exploration and mine development expenditures are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mine development costs, including the cost of decline and access development in underground operations and stripping costs, incurred in the development of a mine before commercial production commences, net of any pre-production revenues, are capitalized as part of the cost of constructing the mine. Each project is assessed to determine the point of commencement of production at the mine. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage, including, but are not limited to, the completion of a reasonable period of testing of mine plant and equipment; the ability to produce minerals in saleable form; and the ability to sustain ongoing production of minerals. When a project commences production, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalized costs related to property, plant and equipment additions or improvements. Mine development costs incurred during the production stage of a mine are deferred where such costs provide a future benefit to the mine’s operations.

These costs will be depreciated using the unit-of-production method over the estimated life of the related resources following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has been determined to have occurred.

Mine development costs are included as part of mine properties. These form part of the total investment in the relevant cash generating units, which are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.

j)	Property, plant and equipment and mine properties

Upon completion of mine construction, the deferred mine development expenditures are transferred into property, plant and equipment or mine properties. Items of property, plant and equipment and mine properties are stated at cost, less accumulated depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the estimated decommissioning and rehabilitation costs associated with the asset. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for costs which qualify for capitalization relating to mining asset additions or improvements, underground mine development or mineable reserve development.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset is included in the consolidated statement of operations when the asset is derecognized. The assets’ residual value, useful lives and methods of depreciation are reviewed at each reporting period, and adjusted prospectively if appropriate.

Depreciation
Accumulated mine development costs are depreciated on a unit-of-production basis over the expected economically recoverable resources of the mine concerned, except in the case of an asset whose useful life is shorter than the life of the mine, in which case the straight-line method is applied.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES – continued

j)	Property, plant and equipment and mine properties – continued

Depreciation – continued
Items of property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives as follows:

•	Mobile plant and equipment – 2 to 8 years or units of production if shorter
•	Mine infrastructure – Units of production
•	Mill – 20 years or units of production

Capital work-in-progress, which is included in property, plant and equipment or mine properties as appropriate, is not depreciated until the assets are ready for their intended use.

Major maintenance and repairs
Expenditures on major maintenance refits or repairs comprise the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced, and it is probable that future economic benefits associated with the item will flow to the Company through an extended life, the expenditure is capitalized.

All other day-to-day maintenance costs are expensed as incurred.

k)	Investments

Investments in publicly-held companies which are traded on a recognized securities exchange are initially recorded at the fair value at the time of acquisition. At the end of each financial reporting period, the investments are revalued to their fair values based on quoted closing prices at the statement of financial position date.

Investments in privately-held companies are initially recorded at fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria discussed in Note 25 and reflects such valuations in the consolidated financial statements.

l)	Impairment of non-financial assets

The carrying values of exploration and evaluation assets, deferred mine development expenditures, mine properties, and property, plant and equipment are assessed for impairment when indicators of such impairment exist. If any indication of impairment exist s an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use.

For exploration and evaluation assets, indicators of impairment would include expiration of a right to explore, no budgeted or planned material expenditure in an area, or a decision to discontinue exploration in a specific area.

Impairment is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the individual assets of the Company are grouped together into cash generating units (“CGUs”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets. This generally results in the Company evaluating its non-financial assets on a geographical basis related to the location of the processing plant.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged t o the statement of operations so as to reduce the carrying amount to its recoverable amount.

For assets excluding goodwill and indefinite life intangibles, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of operations. Impairment losses recognized in relation to goodwill or indefinite life intangibles are not reversed for subsequent increases in its recoverable amount.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

m)	Financial assets

Initial recognition
Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or derivatives. The Company determines the classification of its financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, (i.e., the date that the Company commits to purchase or sell the asset).

The Company’s financial assets include cash and cash equivalents, restricted cash, receivables, and investments.

Subsequent measurement
The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designat ed upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in finance income and finance costs in the consolidated statement of operations.

Available for sale financial assets are non-derivatives that are either designated as available for sale or not classified in any of the above categories of financial assets. These assets are initially recognized at fair value plus any directly attributable transacti on costs. Subsequent to initial recognition, they are measured at fair value and changes therein, are recognized in other comprehensive income (loss) and presented in the fair value reserve in equity. When an available for sale financial asset is derecognized or the decrease in fair value is considered permanent, the gain or loss accumulated in other comprehensive income (loss) is reclassified to income or loss.

n)	Financial liabilities

Initial recognition and measurement
Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, credit facilities, equipment loans, contingent payments, other borrowings, and convertible debentures.

Subsequent measurement
The measurement of financial liabilities depends on their classification as follows:

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method (“EIR”). Gains and losses are recognized in the consolidated statement of operations when the liabilities are derecognized, as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance cost in the consolidated statement of operations.

Derecognition
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of operations.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

n)	Financial liabilities - continued

Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

o)	Company as lessee

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a capital lease obligation. Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.

Lease payments are apportioned between finance costs and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

p)	Convertible debentures

The liability and equity components of convertible debentures are presented separately on the consolidated statement of financial position starting from initial recognition.

The liability component is recognized initially at fair value, by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash fl ows that do not have an associated conversion option. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method; the liability component is increased by accretion of the discounted amounts to reach the nominal value of the debentures at maturity.

The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability from the amount of the debentures and is presented in shareholders’ equity as equity component of convertible debentures. The equity component is not remeasured subsequent to initial recognition except on conversion or expiry. A deferred tax liability is recognized with respect to any temporary difference that arises from the initial recognition of the equity component separately from the liability component.

Transaction costs are distributed between liability and equity on a pro-rata basis of their carrying amounts.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

q)	Provisions

General
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of operations net of any reimbursement.

Rehabilitation provision
The Company records the present value of the estimated costs of legal and constructive obligations to restore operating locations in the period in which the obligation is incurred. The nature of these rehabilitation activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and rehabilitation, reclamation and re-vegetation of affected areas.

The obligation generally arises when the asset is installed or the ground / environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mining assets to the extent that it was incurred prior to the production of related ore. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance cost. The cost estimates are updated annually during the life of the operation to reflect known developments (e.g. additional disturbances, changes in rehabilitation costs, changes in legal or regulatory requirements, changes in the timing of reclamation, or changes in interest rates ) and any changes are recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. For closed sites, changes to estimated costs are recognized immediately in the consolidated statement of operations.

Employee entitlements
Employee entitlements to long service leave are recognized as the employees earn them. A provision, stated at discounted future cost, is made for the estimated liability at period end.

r)	(Loss) income per share

Basic (loss) income per common share has been computed by dividing the earnings applicable to common shareholders by the weighted-average number of common shares outstanding during the representative periods. Diluted (loss) income per common share is determined whereby the deemed proceeds on the exercise of share options and other dilutive instruments are considered to be used to reacquire common shares at the average price for the period with the incremental number of shares being include d in the denominator of the diluted loss per share calculation. The diluted (loss) income per share calculation excludes any potential conversion of options, warrants and convertible debentures that would decrease the loss per share.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the consolidated financial statements and reported amounts of expenses during the reporting period. Such estimates and assumptions affect the carrying value of assets and are based on historical experience and other factors considered relevant. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Critical Accounting Estimates and Assumptions

The following is a list of accounting estimates the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. Actual results may differ from these estimates.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS - continued

Critical Accounting Estimates and Assumptions – continued

•

Reserve and resource estimates are used in the calculation of depletion and depreciation expense, to calculate the recoverable amount of a CGU and any required impairment, and to forecast mine life of the Company’s operations. The Company makes estimates of the quantities of reserves and resources, which requires significant subjective assumptions that arise from the evaluation of geological, engineering and economic data for a given ore body. These estimates could change over time due to various factors, including new information gained from mining and development, drill results and updated economic data.

•

The Company forecasts prices of commodities, exchange rates, discount rates, production costs, production volumes and grades, and recovery rates. These estimates may change the economic status of reserves and may result in revisions to reserves and resources. These estimates are used to calculate the recoverable amount of a CGU and any required impairment.

•

The Company allocates production costs to ore in stockpile and gold in circuit. This requires the estimate of contained gold and recovery rates. Ultimate ounces recovered will only be known when the metal is poured and refined.

•

Levels of future taxable income are affected by, among other things, Australian dollar gold prices, product costs and capital investment. The Company makes estimates of the likelihood of whether or not all or some portion of each deferred income tax asset will be realized, which is mainly impacted by historic and future levels of taxable income and tax planning initiatives.

•

Significant estimates and assumptions are made in determining the nature, timing and amount of expenditures which will be required to settle the Company’s rehabilitation obligations. These estimates could change in the future due to increased disturbance, technological changes, changes in the regulatory environment, cost changes, and changes to the discount rate.

•

The Company amortizes its property, plant and equipment, net of residual value, on a straight line basis over the estimated useful life of each asset. The physical life of the assets or their related components may differ from the Company’s estimate, which would result in an adjustment to depreciation expense and any required impairment.

•

Determining the fair value of certain share-based payments requires the estimates of interest rates, expected life of options, share price volatility and the application of the Black-Scholes and other option pricing models. The models require subjective assumptions which can materially impact the fair value estimate, and actual results may differ over time.

•

The Company considers the determination of the fair value of its investment in JDS Silver Inc., a private company, a critical estimate since it does not have a quoted price in an active market. The Company determines fair value using a variety of approaches using observable market data where possible and information from recent financing activities where available, but where such data is not available applies judgment to determine the fair value.

•

The transaction between Crocodile Gold Corp. and Newmarket Gold Inc. requires the analysis of the fair value of the net assets acquired and the valuation of the purchase price including the fair value of the equity instruments assumed and given as at the time of the acquisition, all of which factors into the purchase price allocation and related calculations.

Critical Accounting Judgments

The following are critical judgments that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the consolidated financial statements.

•

The Company uses judgment as to whether there are any indications that its mineral property, plant and equipment assets are impaired or a potential reversal of impairment exists. Where this decision has been made, the analysis performed to estimate the recoverable amount or the reversal will include a number of key estimates and assumptions as discussed above.

•

The Company has determined that the transaction between Crocodile Gold and Newmarket constituted an asset acquisition by Crocodile Gold, as Newmarket did not meet the definition of a business as defined in IFRS 3 Business Combinations. Accordingly, effective as at the date of closing, Newmarket’s net assets were consolidated at allocated cost and no goodwill has been recognized.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

5.	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Recently issued but not adopted accounting guidance includes IAS 1 Presentation of Financial Statements, IFRS 9 Financial Instruments, and IFRS 15 Revenue From Contracts With Customers, IFRS 16 Leases, and amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangibles.

•

IAS 1 Presentation of Financial Statements (“IAS 1”) was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality consideration appl y to all parts of the financial statements, and that even when a standard requires a specific disclosure, materiality considerations do apply. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently reviewing the amendments to this standard and does not expect the adoption of IAS 1 will have any material impact on the consolidated financial statements.

•

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 i s based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets – fair value through other comprehensive income; (ii) a single, forward-looking “expected loss” impairment model, and (iii) a mandatory effective date for IFRS 9 of annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

•

IFRS 15 Revenue From Contracts With Customers (“IFRS 15”) proposes to replace IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract -based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements

•

In January 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ended December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

6.	OPERATING SEGMENTS

Revenue and cost of operations by operating segment for the year ended December 31, 2015 are as follows:

	Fosterville	Northern Territory	Stawell	Total
Revenue
Gold	$141,507	$73,544	$42,279	$257,330
Silver	52	151	106	309
Other	-	-	349	349
	141,559	73,695	42,734	257,988
Cost of operations
Operating expense	(61,103)	(57,904)	(35,606)	(154,613)
Royalty expense	(2,869)	-	(55)	(2,924)
Depletion and depreciation	(28,185)	(10,322)	(1,368)	(39,875)
	(92,157)	(68,226)	(37,029)	(197,412)
Mine operating income	$49,402	$5,469	$5,705	$60,576

Capital expenditures by operating segment for the year ended December 31, 2015 are as follows:

	Fosterville	Northern Territory	Stawell	Total
Mine development	$28,773	$12,338	$1,824	$42,935
Property, plant and equipment	9,074	1,970	1,303	12,347
Total capital expenditures	$37,847	$14,308	$3,127	$55,282

Revenue and cost of operations by operating segment for the year ended December 31, 2014 are as follows:

	Fosterville	Northern Territory	Stawell	Total
Revenue
Gold	$130,412	$101,648	$49,650	$281,710
Silver	35	193	130	358
Other	-	-	671	671
	130,447	101,841	50,451	282,739
Cost of operations
Operating expense	(76,267)	(80,330)	(45,244)	(201,841)
Royalty expense	(125)	-	(68)	(193)
Depletion and depreciation	(31,103)	(7,778)	(543)	(39,424)
	(107,495)	(88,108)	(45,855)	(241,458)
Mine operating income	$22,952	$13,733	$4,596	$41,281

Capital expenditures by operating segment for the year ended December 31, 2014 are as follows:

	Fosterville	Northern Territory	Stawell	Total
Mine development	$38,272	$18,102	$3,064	$59,438
Property, plant and equipment	4,491	1,964	849	7,304
Total capital expenditures	$42,763	$20,066	$3,913	$66,742

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

7.	OTHER GAINS (LOSSES)

	2015	2014
Loss on disposal of property, plant and equipment	$(758)	$(291)
Other (loss) income	(192)	449
(Loss) gain on revaluation of investments (Note 17)	(2,452)	382
Loss on revaluation of contingent liability (Note 22)	-	(9,660)
Write-down of financial deposits (Note 14)	-	(989)
Net foreign exchange loss	(17)	(57)
	$(3,419)	$(10,166)

8.	FINANCE COSTS

	2015	2014
Interest on capital leases and other loans	$265	$367
Accretion on discount of credit facility	-	122
Accretion on discount of contingent liability (Note 22)	-	2,768
Accretion on discount of convertible unsecured debentures (Note 20)	3,221	3,572
Unwinding of discount on rehabilitation provision (Note 21)	687	1,139
	$4,173	$7,968

9.	INCOME TAXES

a)	Provision for income taxes

The major items causing the Company's income tax expense to differ from the Canadian combined federal and provincial statutory rate of 26.0% (December 31, 2014: 26.5%) were:

	2015	2014
Income (loss) before income taxes	$(6,636)	$23,032
Expected income tax expense (recovery) at statutory rates	(1,725)	6,104
Adjustments to expected income tax benefit:
Expenses not deductible for tax purposes and other	2,728	12,344
Foreign tax rate differential	750	159
Change in foreign exchange rates	3,188	14,026
Change in benefit of tax assets not recognized	(8,789)	(29,553)
	$(3,848)	$3,080

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

9.	INCOME TAXES - continued

b)	Deferred income tax balances

The tax effect of temporary differences that give rise to deferred income tax assets and liabilities in Canada at December 31, 2015 and 2014 are as follows:

	2015	2014
Deferred income tax assets (liabilities) recognized:
Non-capital losses	$26,159	$8,136
Mine properties	(15,221)	(344)
Deferred tax asset recognized	$10,938	$7,792

Deferred income tax assets have not been recognized in respect of the following temporary differences:
Non-capital loss carry forwards	$188,064	$297,875
Capital loss carry forwards	3,766	7,012
Mine properties	281,535	219,651
Share issue costs	2,036	3,282
Other	4,450	4,055
Unrecognized deferred tax assets	$479,851	$531,875

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use the benefits.

The Company has approximately $49,900 of Canadian non-capital operating losses and approximately $225,300 of Australian non-capital operating losses as at December 31, 2015 which under certain circumstances can be used to reduce the taxable income of future years. The Canadian non-capital operating losses have expiry dates between 2024 and 2035 and the Australian non-capital operating losses have no expiry date.

All of the Company’s tenements within the Northern Territory are subject to a Northern Territory Government profits royalty/tax. The current tax rate is 20% of the net value of mine production, where the net value equals the gross realization from the relevant production unit less the operating costs of the production unit for the year, a capital allowance on eligible capital assets expenditure, eligible exploration expenditure and other deductions as provided under the relevant legislation.

Where the net value is negative, such amount is carried forward into future years to reduce the net value subject to the royalty. As a result of a significant negative net value balance, the Company does not expect to be in a payable position with respect to the royal ty and consequently no amount has been accrued in the consolidated financial statements. The Company currently has a negative net value balance of approximately $110,100 which can be applied to any such royalty tax within the Northern Territory.

10.	GOLD BULLION

As at December 31, 2015, the Company did not hold any gold bullion on account. As at December 31, 2014, the Company held 2,750 ounces of gold bullion, which was recorded at cost of $888 per ounce for a total production value of $2,442 (market value of $3,317 as at December 31, 2014). The gold bullion held as at December 31, 2014 was held in a metals account at the Perth Mint in Perth, Australia and was sold in January 2015.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

11.	RESTRICTED CASH

	December 31, 2015	December 31, 2014
Environmental bonds (Note 27(b))	$17,714	$19,865
Other	75	144
	17,789	20,009
Current portion of restricted cash	(66)	(134)
Non-current portion of restricted cash	$17,723	$19,875

12.	RECEIVABLES

	December 31, 2015	December 31, 2014
Metal sales receivable	$20	$33
Sales taxes receivable (Australian and Canadian)	1,551	1,763
Other receivables	365	513
	$1,936	$2,309

Receivables disclosed above are classified as loans and receivables and are therefore measured at amortized cost.

Metal sales are generally settled within three to five days after delivery; therefore there are no doubtful accounts. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the receivable. The concentration of credit risk is limited due to the nature of the counterparties involved.

13.	INVENTORIES

	December 31, 2015	December 31, 2014
Unshipped gold doré	$152	$9
Gold in circuit	6,503	4,714
Ore stockpiles	3,699	3,748
Supplies and consumables	10,753	12,047
	$21,107	$20,518

As at December 31, 2015 and 2014, ore stockpiles, gold in circuit, and unshipped gold doré were recorded at cost. The total amount of the write-down recorded as an operating expense on the consolidated statement of operations during the year ended December 31, 2015 was $439 (year ended December 31, 2014 - $nil), with the significant majority of the write-down being related to gold-in-circuit and ore stockpiles at the Cosmo Gold Mine.

14.	FINANCIAL DEPOSITS

The Northern Territory of Australia levies a stamp duty on various instruments and transactions at a rate of approximately 5% on the dutiable value of the transaction. On the purchase of the Northern Territory mineral properties in 2009, the Company paid stamp duty of A$2,264 ($1,818). In January 2010, the Territory Revenue Office (“TRO”) of the Northern Territory notified the Company that it was the position of the TRO that stamp duty was also payable to be calculated by reference to the fair value of the Company’s dutiable property on the date of the amalgamation that created Crocodile Gold on November 3, 2009.

On September 26, 2013, the Company filed a Notice of Appeal in the Supreme Court of the Northern Territory to appeal the position taken by the TRO as the Company’s position was that the amalgamation did not trigger any stamp duty liability.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

14.	FINANCIAL DEPOSITS - continued

Since receiving the initial notice in January 2010, the Company paid A$3,868 to the TRO as a deposit against the stamp duty, penalties and interest which would be payable if the TRO’s position were to prevail. The payments were recorded as a financial deposit as the

Company’s position remained that the amalgamation did not trigger any additional stamp duty liability. During the year ended December 31, 2014, the Company recorded a write-down to financial deposits of $989 with respect to a portion of the total which the Company believed was unlikely to be recoverable. The write-down was included in other (losses) gains on the consolidated statement of operations for the year ended December 31, 2014.

On March 6, 2015, the Supreme Court of the Northern Territory released its reasons for judgment on the matter and ruled in favour of the Company’s appeal, and the Company subsequently received payments totaling A$3,499 representing the related financial deposits, prescribed interest on the deposits, and the recovery of costs incurred as part of the appeal.

15.	MINE PROPERTIES

	December 31, 2015	December 31, 2014
Fosterville Gold Mine	$44,387	$48,184
Northern Territory (including the Cosmo Gold Mine)	25,142	53,949
Stawell Gold Mine	7,133	7,266
Point Leamington Mining Lease	518	-
	$77,180	$109,399

As at December 31, 2015, included in the carrying value for Stawell Gold Mine are costs related the Big Hill Project, an exploration and evaluation asset, totaling $6,805. (December 31, 2014 - $7,077).

The following schedule outlines the movements in carrying amounts for the mine properties for the year ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Opening balance	$109,399	$71,989
Acquisition of the Point Leamington Mining Lease	566	-
Additions	42,935	59,437
Depreciation	(30,095)	(23,523)
Value of royalty granted (Note 22)	(12,558)	-
Transfers	-	830
Change in rehabilitation provision	2,762	2,918
Disposals	(120)	(689)
Impairment (charge) reversal	(24,545)	8,359
Exchange adjustment	(11,164)	(9,922)
	$77,180	$109,399

For the year ended December 31, 2015, the Company identified the significant production challenges experienced at the Cosmo Gold Mine during 2015 and the lower production profile expected in 2016 as indicators of a potential impairment of the carrying value of the Cosmo Gold mine for the year ended December 31, 2015. Consequently, the Company performed an assessment to determine the recoverable amount of the mine operation for a potential impairment by comparing the carrying value of the Cosmo Gold Mine, the lowest level of assets and liabilities for which there are independent cash flows, to the discounted cash flows expected from the use and eventual disposition of those assets and liabilities. The recoverable amount was determined to be the fair value less costs to sell (“FVLCS”) and management‘s estimate of the FVLCS is classified as level 3 in the fair value hierarchy.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

15.	MINE PROPERTIES - continued

The key assumptions used in determining the recoverable amount of the mine were the future gold price, discount rates, operating cash costs, and capital expenditures. The Company bases its future gold price estimate with reference to forward prices and analyst forecasts of future prices. For the determination of the impairment, a gold price estimate of A$1,550 per ounce was used for 2016 through 2018, and A$1,500 for 2019 and beyond, taking into account the impact of the Australian dollar exchange rate on the US dollar and using an average Australian dollar foreign exchange rate of $0.75 over the period. A discount rate of 12.5% was used to present value the estimated future cash flows from the operation.

The cash flows were based on the updated mine plan which incorporated updated mine planning information based on recent operational challenges, updated diamond drill information from recent drill programs, and updated cost assumptions based on recent cost reduction initiatives. The Company also estimated the revenues and costs related to the conversion of a portion of the resource to reserves over the life of the mine, where appropriate, based on historical experience and resource confidence. At December 31, 2015, the discounted cash flows over the life of mine for Cosmo was below the carrying value of the long-lived assets of the mine and as a result an impairment of $24,073 was recorded against mine properties and $1,424 recorded against property, plant, and equipment (Note 16), resulting in a total impairment charged to the statement of operations of $25,497.

The Company‘s impairment analysis is impacted by a number of sensitivities, with the average price of gold being the most significant. A change in the average gold price by A$50 would result in an approximate change to the impairment by approximately $5.2 million As a result of the short remaining mine life of the assessment of FVLCS, the analysis is not materially sensitive to a change in discount rate.

As at December 31, 2015, the Company was in discussions with a third party with respect to the divestment of a non-core mine property in the Northern Territory. Based on the consideration contemplated in an agreement entered into during December 2015, the Company has written down the carrying value of that property and has recognized an impairment charge of $472 in the consolidated statement of operations during the year ended December 31, 2015.

On January 14, 2015, the Company completed an agreement with AuRico Gold Inc. to terminate the net free cash flow sharing arrangement between the two parties in exchange for a one-time payment of C$20 million and the granting of a 2% net smelter return royalty over the Fosterville Gold Mine commencing on that date, and a 1% net smelter return royalty over Stawell Gold Mine commencing January 1, 2016 (Note 27). As a result of the termination agreement, the estimated fair value of the royalties granted was recorded against the carrying value of the mine properties. The key assumptions used in determining the fair value of the royalties granted were future gold price, discount rates, and estimated production from the Fosterville and Stawell Gold Mines.

For the year ended December 31, 2014, the Company identified the significant increase in the resource base of the Fosterville Gold Mine as an indicator of a potential reversal to an impairment recognized against Fosterville’s carrying value for the year ended December 31, 2013. The Company also identified the increasing Australian dollar gold price as an indicator, such increase having resulted from the significant decrease in the exchange rate of the Australian dollar relative to the US dollar. Consequently, the Company performed an assessment to determine the recoverable amount of its mine operations for a potential impairment reversal by comparing the carrying value of the Fosterville Gold Mine to the discounted cash flows expected from the use and eventual disposition of those assets and liabilities. For the determination of the impairment reversal, a gold price estimate of A$1,550 per ounce was used for 2015, A$1,525 per ounce for 2016, A$1,500 per ounce for 2017 and A$1,450 per ounce for 2018 and beyond, taking into account the impact of the Australian dollar exchange rate on the US dollar gold price. A discount rate of 12.5% was used to present value the estimated future cash flows from the operation. The result of this assessment was that the discounted cash flows over the life of mine for Fosterville exceeded the carrying value of the long-lived assets of the mine, and consequently an impairment reversal of $8,359 was recorded in the consolidated statement of operations.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

16.	PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the total cost and accumulated depreciation of the Company’s plant, property, and equipment (“PP&E”):

	December 31, 2015	December 31, 2014
Cost	$228,188	$252,748
Accumulated depreciation	(185,756)	(204,352)
	$42,432	$48,396

The table below provides additional information on the Company’s PP&E segregated by site:

	December 31, 2015	December 31, 2014
Fosterville Gold Mine	$17,168	$16,593
Northern Territory (including the Cosmo Gold Mine)	23,542	30,512
Stawell Gold Mine	1,722	1,291
	$42,432	$48,396

The following schedule outlines the movements in PP&E for the year ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Property, plant and equipment
Opening balance	$43,819	$53,183
Additions	12,347	7,305
Transfers	2,546	(481)
Disposals	(836)	(94)
Impairment charges	(1,954)	-
Depreciation expense	(9,348)	(12,075)
Exchange adjustment	(4,969)	(4,019)
	$41,605	$43,819
Property, plant and equipment under capital leases
Opening balance	$4,577	$3,071
Additions	47	3,925
Transfers	(2,546)	-
Disposals	-	(451)
Depreciation expense	(947)	(1,527)
Exchange adjustment	(304)	(441)
	$827	$4,577
	$42,432	$48,396

As part of the impairment assessment outlined in Note 15 with regards to the Cosmo Gold Mine, the Company allocated $1,424 of the total impairment charge to property, plant, and equipment.

As at December 31, 2015, the Company identified certain non-core mine camp property and equipment at Pine Creek that is not expected to be used in operations. Based on an independent evaluation of the property and equipment, the Company has written down its carrying value and has recognized an impairment charge of $530 in the consolidated statement of operations during the year ended December 31, 2015.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

17.	INVESTMENTS

	December 31, 2015	December 31, 2014
JDS Silver Inc.	$4,073	$5,239
Primary Gold Limited	188	193
Navarre Minerals Limited	283	200
	$4,544	$5,632

On September 25, 2014, the Company acquired a 19.9% minority interest in JDS Silver Inc. (“JDS Silver”), a private company incorporated in British Columbia, Canada, for consideration of C$5.6 million. JDS Silver owns the Silvertip project, a near-production high-grade silver-lead-zinc project in northern British Columbia, Canada. The investment in JDS Silver was initially recorded at cost which represented the estimated fair value at the time of acquisition, and was revalued at December 31, 2014 based on the share price of an equity financing in which the Company did not participate. Based on the revaluation, the Company recorded $382 as a gain on the revaluation of the investment, which was included in other (losses) gains on the consolidated statement of operations for the year ended December 31, 2014.

In March 2015, the Company subscribed for 357,143 common shares of JDS Silver for consideration of $400. The subscription was part of a C$2.5 million equity financing completed by JDS Silver. In July 2015, JDS Silver completed a C$3.8 million equity financing by issuing 3,166,667 common shares and in November 2015, JDS Silver completed a C$30.0 million equity financing by issuing 24,920,884 common shares (the Company did not participate in either of these two latest financings). Based on the valuation of these recent financings, the Company recorded a $752 loss on the revaluation of the investment, which was included in other gains (losses) on the consolidated statement of operations for the year ended December 31, 2015. As at December 31, 2015, and as a result of the equity financings, the Company’s equity ownership has been reduced to an 8.95% investment in JDS Silver.

The Company also holds investments in Primary Gold Limited (“Primary Gold”) and Navarre Minerals Limited (“Navarre”), both listed on the Australian Stock Exchange. During the year ended December 31, 2015, the Company acquired 8,666,666 additional common shares of Navarre for total consideration of $204. As at December 31, 2015, the Company owned a 3.8% equity interest in Primary Gold and an 18.8% investment in Navarre.

During the year ended December 31, 2015, $75 was recorded as an unrealized loss in other comprehensive income (loss) (year ended December 31, 2014 – $818) on the revaluation of the investment in Navarre and Primary Gold based on their quoted market price as at December 31, 2015. In relation to the Company’s investment in Primary Gold, $1,700 was reclassified from accumulated other comprehensive (loss) income and recorded as a loss on the revaluation of investments in other losses on the consolidated statement of operations for the year ended December 31, 2015 (year ended December 31, 2014 – $Nil) as management has determined the decline in the quoted market price of Primary Gold to be prolonged in nature.

18.	ISSUED CAPITAL

The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

(a)	Share capital and recent issuances

As at December 31, 2015, the Company had 135,945,603 common shares outstanding.

On February 27, 2014, the Company closed a C$18,000 private placement whereby it issued 17,003,077 units at a price of C$1.06 per unit for net proceeds of $15,494. Each unit consists of one common share of the Company and one-quarter of one common share purchase warrant with each whole warrant being exercisable to acquire one further common share of the Company at a price of C$1.43 for a period of 12 months from closing and at a price of C$1.63 for an additional period of 12 months beginning on the date of the first anniversary of the closing of the placement. The issue date fair value of the warrants was estimated at $1,242, using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 113%; risk-free interest rate of 1%; and expected life two years. Expected volatility was estimated based on the historical share prices of the Company. The Company’s former majority shareholder, Luxor Capital Group LP (and its various subsidiaries defined as “Luxor”), subscribed for an aggregate of C$5 million units as part of the private placement.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

18.	ISSUED CAPITAL - continued

(b)	Shares to be issued

At the annual and special meeting of the Crocodile Gold shareholders for the years ended December 31, 2013 and 2010, shareholders of Crocodile Gold approved the adoption of a share compensation plan pursuant to which the Board of Directors was authorized to issue up to 663,120 common shares to encourage the recruitment and retention of key persons. During the year ended December 31, 2014, the Company allocated 201,392 common shares out of a total of 202,007 shares available for issuance under the share compensation plan to directors, officers, and employees of the Company. The allocated shares were granted on December 23, 2014 and issued from treasury on a quarterly basis in four equal installments beginning on January 23, 2015, provided the individual remains contracted to the Company at the date the shares are vested and released.

During the year ended December 31, 2015, a total of 166,087 (year ended December 31, 2014 – Nil) common shares were released under this plan and $65 has been recognized as share-based compensation in the consolidated statement of operations from the vesting of the allocated shares (year ended December 31, 2014 – $9). The remaining 35,305 shares issuable under the plan were forfeited in 2015 and as at December 31, 2015, there are no further shares to be issued under this compensation plan.

(c)	Warrants

A summary of the Company’s warrants activities for the year ended December 31, 2015 and the year ended December 31, 2014 is presented below:

	Number of Warrants	Value
Balance as at December 31, 2013	11,438,820	$9,366
Warrants issued on private placement (Note 18(a))	4,250,769	1,242
Balance as at December 31, 2014	15,689,589	$10,608
Warrants assumed on completion of Arrangement	4,666,666	90
Broker warrants assumed on completion of Arrangement	992,000	317
Expiry of warrants	(4,666,666)	(90)
Exercise of warrants	(19,840)	(6)
Balance as at December 31, 2015	16,661,749	$10,919

As a result of the Arrangement with Newmarket (discussed in Note 2), the Company assumed 4,666,666 warrants of Newmarket entitling the holders to purchase 4,666,666 common shares of Newmarket Gold at an exercise price of C$1.50 with an expiry date of October 4, 2015. The fair value of these warrants assumed was determined using the Black-Scholes pricing model on the closing date of the Arrangement with a risk-free rate of 0.49%, volatility factor of 39.53%, an expected life of 0.24 years, and an expected dividend yield of 0%. These options subsequently expired on October 4, 2015.

In addition, the Company also assumed 992,000 broker warrants, with an exercise price of C$1.25, which were issued on the closing of the Arrangement. The fair value of these warrants was also determined using the Black-Scholes pricing model on the closing date of the Arrangement with a risk-free rate of 0.49%, a volatility factor of 67.72%, an expected life of 1.5 years, and an expected dividend yield of 0%.

As at December 31, 2015, the following warrants were outstanding and exercisable:

Number of	Exercise	Grant date fair
warrants	price (C$)	value of warrants	Expiry Date
4,250,769	$1.63	$1,242	February 27, 2016
9,946,800	$9.16	8,644	March 24, 2016
1,492,020	$9.16	722	March 24, 2016
972,160	$1.25	311	January 10, 2017
16,661,749		$10,919

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

18.	ISSUED CAPITAL - continued

(c)	Warrants - continued

Subsequent to year-end, 4,250,769 of the share purchase warrants outstanding with an exercise price of $1.63 were exercised for proceeds of C$6.9 million.

(d)	Stock Option Plan and Share Unit Plan

In conjunction with the completion of the Arrangement, shareholders of both predecessor entities (Crocodile Gold and Newmarket) approved new incentive plans for the amalgamated company, Newmarket Gold. The new incentive plans supersede all existing executive-based compensation plans, however, awards outstanding prior to the date of closing, being July 10, 2015, will continue to be governed by and subject to the terms of the inventive plans of each predecessor entity. The new Stock Option Plan and Share Unit Plan are consistent with current TSX policies and are summarized below. On completion of the Arrangement all previously granted options prior to July 10, 2015 became fully vested pursuant to the terms of the Arrangement.

The Stock Option Plan (“SOP”) and Share Unit Plan (“SUP”) provides for the granting of options or units respectively to employees, directors, or officers of the Company or any of its subsidiaries or affiliates, consultants, and management employees. The aggregate number of Newmarket Gold shares available at all times for granting under the SOP and SUP or any other security based compensation arrangement (pre-existing or otherwise) shall not exceed 20,000,000 Newmarket Gold shares. Any option or unit which has been cancelled or terminated prior to exercise in accordance with the terms of the SOP or SUP will again be available for grant under the SOP or SUP. The Board of Directors has the power to determine terms of any options and units granted under the Company’s incentive plans, including setting exercise prices, vesting terms and expiry dates.

Each option and unit granted converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the grant. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry at the option of the holder.

(e)	Stock options

A summary of the Company’s stock option activities for the year ended December 31, 2015 and for the year ended December 31, 2014 is presented below:

	Number of	Weighted average
	options	exercise price (C$)
Balance as at January 1, 2014	6,034,392	$2.52
Granted	1,988,132	0.53
Exercised	(50,655)	0.41
Expired	(386,820)	5.29
Forfeited	(1,946,073)	2.77
Balance as at December 31, 2014	5,638,976	$1.58
Granted	8,670,000	1.50
Assumed on completion of the Arrangement	580,000	1.25
Exercised	(1,848,140)	0.46
Expired	(1,191,160)	4.38
Forfeited	(808,484)	1.95
Balance as at December 31, 2015	11,041,192	$1.36

As a result of the Arrangement with Newmarket (discussed in Note 2), the Company assumed 580,000 options of Newmarket entitling the holders to purchase 580,000 common shares of Newmarket Gold at a weighted average exercise price of C$1.25 per share and expiry dates ranging from October 4, 2018 to April 7, 2019. All options assumed were fully vested on closing. The fair value of these options assumed was determined using the Black-Scholes pricing model on the closing date of the Arrangement with a weighted average risk-free rate of 0.66%, weighted average volatility factor of 67.66%, a weighted average expected life of 3.36 years, and a weighted average expected dividend yield of 0%.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

18.	ISSUED CAPITAL - continued

(e)	Stock options - continued

In July 2015, the Company granted a total of 8,170,000 stock options to directors, employees, and consultants. The options granted have an exercise price of C$1.50 per share and expire five years from the date of grant. These options had a grant date estimated fair value of $0.47. The options vest over a three year period, one-third vesting from one year after the date of grant, one-third vesting from two years after the date of grant, and the final one-third vesting from three years after the date of grant.

During the year ended December 31, 2015, 1,848,140 options were exercised with a weighted average exercise price of C$0.46 per share, resulting in total proceeds of $642. The exercise of the options resulted in a reclassification of $302 from equity reserves to share capital, being the total fair value attributed to those exercised options. At the time of the exercises, the weighted average stock price at the time of exercise was C$1.13. Subsequent to year-end, a further 423,660 options were exercised having a weighted average exercise price of C$0.47 per share and resulting in total proceeds of $145. At the time of the exercise, the Company’s weighted average stock price was C$1.84.

As at December 31, 2015, the following stock options were outstanding and exercisable:

Weighted average exercise
price per share (C$)	Grant date	Number outstanding	Number exercisable	Expiry date
$ 0.41	September 25, 2013	552,600	552,600	September 25, 2018
0.41	September 25, 2013	208,760	208,760	July 10, 2016
0.53	December 23, 2014	796,972	796,972	December 23, 2019
0.53	December 23, 2014	343,840	343,840	July 10, 2016
0.53	December 23, 2014	79,820	79,820	September 4, 2016
1.00	October 4, 2013	400,000	400,000	October 4, 2018
1.38	November 25, 2015	100,000	-	November 25, 2020
1.48	December 7, 2015	400,000	-	December 7, 2020
1.50	July 15, 2015	130,000	-	July 15, 2020
1.50	July 10, 2015	7,358,000	-	July 10, 2020
1.55	July 9, 2012	73,680	73,680	July 9, 2017
1.65	April 7, 2014	60,000	60,000	April 7, 2019
1.90	January 29, 2014	120,000	120,000	January 29, 2019
2.20	March 30, 2012	127,712	127,712	March 30, 2017
2.20	March 30, 2012	127,712	127,712	July 10, 2016
3.66	April 12, 2011	9,824	9,824	April 12, 2016
4.03	June 6, 2011	152,272	152,272	June 6, 2016
$ 1.36		11,041,192	3,053,192

The stock options outstanding at the end of the period had a weighted average exercise price of C$1.36 per share (December 31, 2014 – C$0.39) and a weighted average remaining contractual life of 1,438 days (December 31, 2014 – 1,203 days).

The weighted average fair value of the share options granted during the year ended December 31, 2015 is C$0.61 per share (year ended December 31, 2014 – C$0.29) . Options are priced using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility over the past five years of the Company and the industry in which it operates and, from the date of acquisition, based on a review of the Company’s peer group and the expected volatility of similar entities.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

18.	ISSUED CAPITAL - continued

(e)	Stock options - continued

The fair value of options granted during the year ending December 31, 2015 and 2014 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended
	December 31, 2015	December 31, 2014
Grant share price per share	C$1.26	C$0.13
Exercise price per share	C$1.50	C$0.13
Expected volatility	63%	86%
Expected life	5 years	3 years
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	5%
Risk-free interest rate	0.66%	1.03%
Weighted average per share grant date fair value	C$0.61	C$0.29

Volatility was calculated based on the review of the Company’s peer group and the expected volatility of similar entities.

(f)	Performance share units

A summary of the Company’s performance share unit plan activities for the year ended December 31, 2015 is presented below:

Number of
Performance Share Units
Balance as at January 1, 2015	-
Granted	4,418,000
Forfeited	(406,000)
Balance as at December 31, 2015	4,012,000

The performance share units granted have an expiry of three years from the date of grant and vest based on the 20-day volume weighted average price on the TSX of the Company’s shares: (i) as to one-third when the price of the Company’s shares is C$2.25 or greater; (ii) as to one-third when the price of the Company’s shares is C$3.00 or greater; and (iii) as to one-third when the price of the Company’s shares is C$3.75 or greater. On the performance share units vesting by reaching the thresholds noted, each vested performance share unit will be converted to one common share of the Company. These performance share units had a grant date estimated fair value of $2,133. The fair value of the performance share units was calculated using a Monte-Carlo simulation model which provides a valuation based on a number of future probabilities and scenarios based on the vesting terms noted above. The performance share units outstanding have expiry dates between July and December 2018.

(g)	Phantom share units

The Company has granted phantom share unit (“PSU”) to certain Australian employees, each of which entitles the holder to a cash payment on exercise based on the market value of the Company’s stock on the date of exercise less the strike price of the PSU. PSUs are recorded at their fair market value on the date of grant based on the quoted market price of the Company’s stock and are revalued at each reporting date based on the difference between the quoted market price of the stock at the end of the period and the strike price. The fair value is recognized as a share based payment expense in the consolidated statement of operations with a corresponding entry in accrued liabilities.

No PSUs were granted during the years ended December 31, 2015 and 2014. A total of 39,296 PSUs were forfeited during the year ended December 31, 2015 (year ended December 31, 2014 – 275,000). The total amount of granted PSUs outstanding and exercisable as at December 31, 2015 is 318,052. As at December 31, 2015, the PSU’s had a fair value of nil. During the year ended December 31, 2015, 73,680 PSU’s were exercised.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

19.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2015	December 31, 2014
Accounts payable	$11,086	$11,199
Accrued liabilities	16,078	19,382
	$27,164	$30,581

Accounts payable are non-interest bearing and are generally due within 30 days or payable on demand. The Company has cash management processes in place to ensure that all payables are paid within their credit terms.

20.	LONG-TERM DEBT

	December 31, 2015	December 31, 2014
Capital lease obligations (Note 20(a))	$1,308	$2,766
Convertible unsecured debentures (Note 20(b))	22,377	25,536
Other borrowings	409	790
	$24,094	$29,092
Current portion
Capital lease obligations	$931	$1,330
Convertible unsecured debentures	1,867	2,228
Other borrowings	96	329
	$2,894	$3,887
Non-current portion
Capital lease obligations	$377	$1,436
Convertible unsecured debentures	20,510	23,308
Other borrowings	313	461
	$21,200	$25,205

(a)	Capital leasing obligations

The Company has financed the acquisition of certain equipment through the assumption of capital lease obligations. These obligations are secured by the acquired equipment, which has a net book value of $827 as at December 31, 2015. The loans bear interest at rates ranging between 4.40% and 7.29% per annum with maturity dates between February 17, 2016 and November 30, 2017. Interest expense related to the equipment loans of $160 has been charged to the consolidated statement of operations in the year ended December 31, 2015 (year ended December 31, 2014 – $271). The fair value of the loan liability is approximately equal to its carrying amount as a result of their proximity to maturity.

The following schedule outlines the total minimum loan payments due for capital leasing obligations over their remaining terms as at December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
2015	$-	$1,465
2016	987	1,080
2017	383	425
Total minimum loan payments	1,370	2,970
Less: Future finance charges	(62)	(204)
Present value of minimum loan payments	1,308	2,766
Not later than one year	(931)	(1,330)
Later than one year	$377	$1,436

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

20.	LONG-TERM DEBT - continued

(b)	Convertible unsecured debentures

On April 5, 2013, the Company issued C$34.5 million of 8% convertible unsecured debentures (the “Debentures”) for net proceeds of $31,031 after accounting for transaction costs of $2,913. The Debentures mature on April 30, 2018 and unless converted or redeemed earlier, interest of C$1.38 million is payable semi-annually on April 30 and October 31. As a result of the Arrangement (Note 2), each Debenture is convertible, at the holder’s option, into common shares at any time prior to maturity at a conversion price of C$1.02.

Subsequent to December 31, 2015, C$9.6 million of the convertible debenture was converted into 9.5 million common shares of the Company. In May 2015, C$ nine thousand of the convertible debenture was converted into 8,842 common shares of the Company.

The Debentures may be redeemed by the Company in whole or in part from time to time, provided that the volume weighted average trading price of the common shares on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending on the fifth trading day preceding the day prior to the date upon which the notice of redemption is given is at least 150% of the conversion price. On February 16, 2016, the Company provided notice to its convertible unsecured debenture holders that on March 30, 2016 it intends to redeem in full all of its then outstanding convertible unsecured debentures by issuing common shares in the Company. All accrued and unpaid interest up to, but excluding, the redemption date, will be settled in cash. In accordance with the terms of the Debentures, the number of common shares delivered will be determined by dividing the redemption price by 95% of the then current market price (defined as the volume weighted average trading price of the common shares on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the redemption date) of the common shares on the redemption date. Debenture holders will continue to have the right until March 29, 2016, to elect to convert their debentures into common shares at the conversion price in effect on the date of conversion. As of March 3, 2016, C$24.9 million of Debentures continued to be outstanding.

On the inception date, the Debentures were recorded at the net present value of future payments using a discount rate of 12%. At that time, after discounting the liability to its estimated fair value and deducting the transaction costs, the liability and equity portion of the convertible debentures were recorded at C$27.2 million and C$4.3 million, respectively. The liability portion is being accreted to its face value using the effective interest rate method at 13.67% .

For the year ended December 31, 2015, accretion of $3,221 was recorded as finance costs in the consolidated statement of operations (year ended December 31, 2014 - $3,572).

(c)	Credit facility

On June 12, 2012, the Company drew down on a four year prepaid swap facility with Credit Suisse AG (“Credit Suisse”) whereby Credit

Suisse advanced A$75 million against the sale of future gold production and certain cash repayments. In March 2014, the Company made a final payment of A$3,639 to Credit Suisse in full settlement of the outstanding principal on the credit facility. The paym ent was net of a discount for early settlement of the facility, and the related debt service reserve account was returned to the Company.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

21.	PROVISIONS

	December 31, 2015	December 31, 2014
Decommissioning, rehabilitation and similar liabilities (Note 21(a))	$31,696	$35,678
Long service leave (Note 21(b))	6,927	6,828
Total provisions	38,623	42,506
Current provisions	(10,404)	(6,951)
Non-current provisions	$28,219	$35,555

(a)	Decommissioning, rehabilitation and similar liabilities

The Company provides for the estimated future cost of rehabilitating mine sites and related production facilities on a discounted basis as such activity that creates the rehabilitation obligation occurs. The rehabilitation provision represents the present value of estimated future rehabilitation costs, which are expected to be incurred up to 2032. The estimated undiscounted cash flows used to estimate the liability are $35,681. These provisions are based on the Company’s internal estimates, with consideration to closure plans and rehabilitation requirements established by relevant regulatory bodies. Assumptions, including an inflation rate of 3.0% and discount rates of 2.02% and 2.25%, have been made which management believes are a reasonable basis upon which to estimate the future liability. All estimates are reviewed regularly to take into account any material changes to underlying assumptions and inputs. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mines cease to produce at economically viable rates. This, in turn, will depend upon future gold prices and costs of production, which are inherently uncertain.

During the year ended December 31, 2015, $2,331 was included as a recovery in care and maintenance in the consolidated statement of operations from the decrease in provisions recognized on the rehabilitation of non-core assets (year ended December 31, 2014 an expense of $394 was incurred).

A summary of the Company’s changes to decommissioning, rehabilitation, and similar liabilities for the year ended December 31, 2015 and 2014 is presented below:

	December 31, 2015	December 31, 2014
Balance, beginning of the period	$35,678	$36,203
Net increase in provisions recognized	431	3,312
Site closure and reclamation costs paid	(1,345)	(1,656)
Unwinding of discount on rehabilitation provision	687	1,139
Effect of foreign exchange	(3,755)	(3,320)
Balance, end of the period	31,696	35,678
Current portion of rehabilitation provision	(5,467)	(2,208)
Non-current portion of rehabilitation provision	$26,229	$33,470

(b)	Long service leave

Long service leave is an Australian employee entitlement which accrues based on an employee’s length of service to a company. The provision is estimated based on the total current service of the Company’s employees and the probability of expected future service and earnings. As at December 31, 2015, the total accrued long service leave was $6,927, of which $4,937 was classified as a current liability in the consolidated statement of financial position ($6,828 and $4,743 as at December 31, 2014, respectively).

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

22.	CONTINGENT PAYMENTS

As part of the acquisition of Fosterville and Stawell Gold Mine from AuRico Gold Inc. (“AuRico”), the Company entered into a net free cash flow sharing arrangement, which resulted in contingent payments on the following terms:

(i)	The Company shall be entitled to retain the first C$60 million;
(ii)	AuRico shall be entitled to the next C$30 million;
(iii)	The Company and AuRico shall share the next C$30 million on a 50/50 basis; and
(iv)	Thereafter, the Company and AuRico shall share on an 80/20 basis.

The Company made its first payment of $2,464 under the net free cash flow sharing arrangement in June 2014. On January 14, 2015, the Company completed an agreement with AuRico to terminate the net free cash flow sharing arrangement in exchange for a one-time payment of C$20 million ($16,744) and the granting of a 2% net smelter return royalty over the Fosterville Gold Mine commencing on that date, and a 1% net smelter return royalty over Stawell Gold Mine commencing January 1, 2016. Consequently the contingent payment liability in the consolidated statement of financial position as at December 31, 2014 was fully extinguished on January 14, 2015.

At December 31, 2014, the total contingent payment liability was revalued to reflect the valuation implied by the terms of the termination agreement between the two parties. The loss on the revaluation of the liability of $9,660 was recorded in other (losses) gains in the consolidated statement of operations. Accretion of the discount on the contingent payment liability of $2,768 was included in finance costs in the consolidated statement of operations for the year ended December 31, 2014.

Contingent consideration is a level three financial liability, having inputs into the fair value estimation that are not based on observable market data. Movements in carrying amounts of contingent consideration during the year ended December 31, 2015 and 2014 were as follows:

	December 31, 2015	December 31, 2014
Balance, beginning of the period	$30,170	$22,323
Payments	(16,744)	(2,464)
Value of royalty granted	(12,558)	-
Accretion of discount	-	2,768
Loss on change in fair value through profit or loss	-	9,660
Effect of foreign exchange	(868)	(2,117)
Balance, end of the period	-	30,170
Current portion	-	(8,733)
Non-current portion	$-	$21,437

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

23.	OPERATING LEASE ARRANGEMENTS – COMPANY AS THE LESSEE

Leasing arrangements:

The Company has entered into leases for offices and other equipment in Australia and Canada. These leases have terms of 1 to 7 years (2014 – 1 to 5 years) with renewal terms at the option of the lessee at lease payments based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

Payments recognized as an expense were as follows in the year ended:

	December 31, 2015	December 31, 2014
Minimum lease payments	$1,467	$1,415

Minimum commitments remaining under these leases were as follows:

2015	$-	$1,496
2016	286	119
2017	223	34
2018	240	6
2019	215	2
2020	216	-
2021 and thereafter	369	-
	$1,549	$1,657

24.	SUPPLEMENTAL CASH FLOW INFORMATION

As at December 31, 2015, the Company’s cash and cash equivalents balance of $36,515 (December 31, 2014 – $33,775) was held in full at major Canadian and Australian banks in deposit accounts. As at December 31, 2014, the Company also held gold bullion with a fair market value of $3,317 in a metals account at the Perth Mint in Perth, Australia.

	2015	2014
Working capital adjustments
Change in gold bullion	$2,339	$(2,758)
Change in receivables	286	144
Change in inventories	(2,435)	8,003
Change in prepaid expenses	230	(802)
Change in accounts payable and accrued liabilities	(3,137)	(3,217)
Change in provisions	882	1,425
Payments against rehabilitation liabilities	(1,345)	(1,656)
	$(3,180)	$1,139

Investing and Financing non-cash transactions
Property, plant and equipment acquired through capital lease	$48	$3,925
Insurance premiums financed by loan	-	3,701
Value of shares issued and options and warrants assumed on completion of the Arrangement	30,573	-
Value of convertible debentures exchanged for common shares	7	-
Other information
Interest paid (including any related withholding taxes)	$265	$367

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

25.	FINANCIAL INSTRUMENTS

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the bases of measurement, and the bases for recognition of income and expenses) for each class of financial asset and financial liability are disclosed in Note 3.

The Company's financial assets and financial liabilities as at December 31, 2015 and 2014 were as follows:

	Assets / liabilities
		At fair value
	Cash, loans	through profit	Available	Other financial
	and receivables	and loss	for sale	assets / liabilities	Total
December 31, 2015:
Cash	$36,515	$-	$-	$-	$36,515
Restricted cash	17,789	-	-	-	17,789
Investments	-	4,073	471	-	4,544

Accounts payable and accrued liabilities	-	-	-	27,164	27,164
Unsecured convertible debenture - current	-	-	-	1,867	1,867
Unsecured convertible debenture - non-current	-	-	-	20,510	20,510
Other financial liabilities – current	-	-	-	1,027	1,027
Other financial liabilities – non-current	$-	$-	$-	$690	$690

December 31, 2014:
Cash	$33,775	$-	$-	$-	$33,775
Restricted cash	20,009	-	-	-	20,009
Other financial assets – non-current	2,285	-	-	-	2,285
Investments	-	5,239	393	-	5,632
Accounts payable and accrued liabilities	-	-	-	30,581	30,581
Unsecured convertible debenture - current	-	-	-	2,228	2,228
Unsecured convertible debenture - non-current	-	-	-	23,308	23,308
Other financial liabilities – current	-	-	-	1,659	1,659
Other financial liabilities – non-current	-	-	-	1,897	1,897
Contingent payments - current and non-current	$-	$30,170	$-	$-	$30,170

For all financial assets and liabilities listed above, the fair value equals the carrying value as at December 31, 2015 and December 31, 2014, with the exceptions noted below.

The fair value of the unsecured convertible debentures are classified as level one, and as at December 31, 2015, the Debentures had a fair value of C$48.3 million based on quoted market prices from recent trading activity.

The fair value of investments in publicly-held companies, totaling $471 (December 31, 2014 - $393), are classified as level one, and the fair values are based on quoted closing prices at the statement of financial position date.

Investments in privately-held companies, totaling $4,073 (December 31, 2014 - $5,239), are classified as level three. With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing its privately-held investments. The absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

25.	FINANCIAL INSTRUMENTS - continued

An upward or downward adjustment is considered appropriate and supported by pervasive and objective evidence such as a significant subsequent equity financing by an unrelated investor at a transaction price higher or lower than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive or negative impact on the investee company’s prospects and therefore its fair value. Other than the above circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately-held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

Capital management

The capital of the Company consists of common shares, warrants, options and debt instruments.

The Company manages and adjusts its capital structure based on available funds in order to support the acquisition, exploration and development of mining properties. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions, the risk characteristics of the underlying assets and working capital requirements. In order to maintain or adjust its capital structure, the Company may issue new shares, seek debt financing, or acquire or dispose of assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, transactions involving equity instruments, as well as capital and operating budgets.

The Company is not subject to any externally imposed capital requirements.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes in the risks, objectives, policies and procedures in 2015 or 2014.

As at December 31, 2015, the capital structure of the Company consists of shareholders’ equity totaling $125,679 (December 31, 2014 – $123,781), capital lease obligations of $1,308 (December 31, 2014 – $2,766), other borrowings of $409 (December 31, 2014 – $790) and convertible unsecured debentures with a present value of $22,377 (December 31, 2014 – $25,536) and face value of C$34.5 million (December 31, 2014 – C$34.5 million).

Financial risk factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to trade and other amounts receivable, which consist primarily of goods and services tax due from the Federal Governments of Australia and Canada. Consequently, credit risk is considered low and no allowance for doubtful debts has been recorded at the date of the statement of financial position. The Company’s cash and restricted cash are held with established Canadian and Australian financial institutions from which management believes the risk of loss to be remote. At December 31, 2015, there were no significant trade receivables and the Company has no significant concentration of credit risk arising from operations.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

25.	FINANCIAL INSTRUMENTS - continued

Liquidity risk

The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant payables or obligations that are outstanding past their due dates. As at December 31, 2015, the Company had a net working capital of $22,281, including cash and cash equivalents of $36,515.

The Company undergoes an in-depth budgeting process each year which is supplemented by a continuous detailed cash forecasting process. Future financing requirements, if any, will depend on a number of factors that are difficult to predict and are often beyond the control of the Company. The main factor is the realized price of gold received for gold produced from the Company’s operating mines and the operating and capital costs of those mines, and exploration and development costs associated with the Company’s growth projects.

Market risk

(a)	Foreign currency risk

The Company is exposed to foreign currency risk as gold is priced in US dollars and the functional currency of the Australian operations is the Australian dollar. The development and operation of the Company’s mining assets will largely be funded with Australian dollars. However, gold is priced on international markets in US dollars, the Company’s reporting currency. At December 31, 2015, the Australian dollar was worth $0.7285 US dollars, compared to $0.8171 at December 31, 2014. During the year ended December 31, 2015, the average exchange rate of the Australian dollar against the US dollar was $0.7512 (year ended December 31, 2014 – $0.9018) .

A 10% change in the average value of the Australian dollar against the US dollar with all other variables held constant would have changed the net loss by approximately $4,000, or $0.03 per share, during the year ended December 31, 2015.

The Company’s cash and cash equivalents were held in the following currencies as at December 31, 2015 and 2014:

	December 31, 2015	December 31, 2015
US dollars	$3,350	$9
Australian dollars	$14,014	$12,320
Canadian dollars	$19,151	$21,446

The Company’s restricted cash is held in Australian dollars.

(b)	Interest rate risk

The Company’s exposure to risks of changes in market interest rates relates primarily to its cash balances. The Company reviews its interest rate exposure periodically, giving consideration to potential renewals of existing positions and alternative financial investments. A 1% change in the short-term rates would have an effect on income before income tax of approximately $539.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

26.	RELATED PARTY TRANSACTIONS

(a)	Compensation of key management of the Company

The remuneration of directors, officers and senior management is determined by the compensation committee of the Board of Directors.

The directors’ fees, consulting fees and other compensation of directors and key management personnel were as follows during the year ended:

	December 31, 2015	December 31, 2014
Short-term compensation and benefits	$1,900	$1,005
Share-based payments	1,401	352
Termination payments	-	9
	$3,301	$1,366

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any directors (executive and non-executive) of the Company. The amounts above have been included in general and administrative in the consolidated statement of operations.

In connection with the closing of the Arrangement (Note 2), continuation bonuses of C$0.7 million were paid to key management of the Company during the year ended December 31, 2015.

(b)	Investment in JDS Silver

Prior to the equity financings completed in July and November 2015 (discussed in Note 17), JDS Silver was controlled by the Company’s former majority shareholder, Luxor. Following the closing of these financings, Luxor no longer owns a controlling interest in JDS Silver.

(c)	Other related party disclosures

The Company’s former majority shareholder Luxor subscribed for an aggregate of 4.7 million units totaling C$5 million in gross proceeds as part of the February 27, 2014 private placement.

The Company retains an option to repurchase a 0.5% net smelter return royalty over the Point Leamington Project from Calibre Mining

Corp. (“Calibre”), a company with directors in common with Newmarket Gold.

27.	COMMITMENTS AND CONTINGENCIES

(a)	Material contracts

The Company has engaged an independent contractor to provide mining and development services at its Cosmo Gold Mine in the Northern Territory, Australia. The mining contract was executed in March 2014 and carries a two year term with an option for a 12 month extension which was exercised in June 2015. The Company may terminate the contract with not less than 30 days’ notice, in which case the Company would be liable for a termination payment equal to one-quarter times the previous month’s invoice plus any outstanding amounts owing for work completed prior to termination.

The Company has entered into an updated contract for the Northern Territory with the newly deregulated power retail provider in t he Northern Territory for a 12 month period beginning on July 1, 2015, extending its previous contract with the then government-regulated power provider under the contract. Under the terms of the contract, the Company is obligated to purchase a minimum annual quantity of electricity regardless of actual consumption. As at December 31, 2015, the Company was in compliance with the terms of the contract and does not anticipate any issues with meeting the minimum purchase commitments over the term.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

27.	COMMITMENTS AND CONTINGENCIES - continued

(a)	Material contracts - continued

The Company has also entered into a contract for power in the State of Victoria with an independent supplier which provides for electricity for the Fosterville Gold Mine through to December 31, 2016 and Stawell Gold Mine through to December 31, 2016. Under the terms of the contract, the Company is obligated to purchase a minimum annual quantity of electricity regardless of actual consumption. As at December 31, 2015, the Company was in compliance with the terms of the contract and does not anticipate any issues with meeting the minimum purchase commitments over the term.

(b)	Environmental bonds

As at December 31, 2015, the Company had provided performance guarantees totaling $17,723 (2014 - $19,875) to the Northern Territory and Victorian governments relating to the future reclamation and rehabilitation of the Company’s mine sites and exploration tenements. The guarantees are secured by cash deposits held with a major Australian bank and are included in restricted cash.

(c)	Management contracts

As at December 31, 2015, minimum commitments upon termination of the existing contracts were approximately $1,695 and minimum commitments due within one year under the terms of these contracts are $1,516. In addition, the Company also is party to various executive and employee contracts that would require payments totalling $1,672 to be made upon the occurrence of a change of control.

(d) Contingent contractual royalty obligations

As at December 31, 2015, the Company has the following contingent contractual obligations with respect to royalties:

•	2% net smelter return royalty from the Fosterville Gold Mine (held by AuRico Metals Inc.).
•	1% net smelter return royalty from Stawell Gold Mine (effective January 1, 2016) (held by AuRico Metals Inc.).
•	A$2 per ounce royalty payable on gold produced from the Stawell Gold Mine mining license.
•	1% ad valorem royalty on any future gold production above 250,000 ounces derived from the Maud Creek Gold Project.
•	A$4 vendor royalty per ounce of gold produced from the Pine Creek tenements.
•	0.5% net smelter return royalty on mineral resources produced from Point Leamington, Newfoundland.

The Company also has royalties payable to various vendors of tenements located outside the currently anticipated mining areas.

With respect to the Maud Creek Gold Project, the Company also has a contingent contractual obligation of a payment of A$2 million that would be due upon a decision to proceed with development of the Maud Creek Gold Project. In addition to the production royalty described above, a further 1% gross royalty and A$5 per ounce royalty are payable on any future gold production from certain tenements from the Maud Creek Gold Project that are located south of the main Maud Creek gold deposit.

The Fosterville Gold Mine is subject to a license fee which enables it to use the patented BIOX process to treat refractory ore from the underground mine. The fee is paid at a rate of A$1.33 per ounce of gold produced and treated through the BIOX Plant and terminates when 1,500,000 ounces of gold in aggregate has been treated in the plant. As at December 31, 2015, approximately 993,229 ounces of gold had been treated in the plant.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

28.	SUBSEQUENT EVENTS

On February 16, 2016, the Company provided notice to the holders of its Debentures that on March 30, 2016 it intends to redeem in full all of its then outstanding Debentures in accordance with the terms of the Debentures (Note 20(b)). The redemption price for the Debentures shall be 100% of the aggregate outstanding principal amount, together with accrued and unpaid interest up to, but excluding, the redemption date. The Company has elected to satisfy its obligation to pay the redemption price by issuing common shares in the capital of the Company and to pay all accrued and unpaid interest up to, but excluding, the redemption date, in cash. Holders of the Debentures will continue to have the right until March 29, 2016, to elect to convert their debentures into common shares at the conversion price of C$1.02.

Subsequent to year end, the Company granted 125,000 options to a consultant of the Company. In addition, 423,660 share options were exercised with an average exercise price of C$0.47.

Subsequent to year-end, 4,250,769 of the share purchase warrants outstanding with an exercise price of $1.63 were exercised for proceeds of C$6.9 million (Note 18(c)).